UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 21Mth, 2022

Messrs.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS SA

MERCADO ABIERTO ELECTRONICO S.A.

Ref: EDENOR S.A. – Material Fact. New Additional Senior Notes Class N° 1, Offer to exchange outstanding 9.75% Senior Notes due 2022 and newly issued 9.75% Senior Notes due 2025

Dear Sirs,

I am pleased to address the National Securities Commission on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the “Issuer”) in relation to the negotiable obligations Class No. 1, denominated and payable in dollars US, at a fixed interest rate of 9.75% annual nominal, maturing in 2025 for a nominal value of up to US$ 16,525,530 (the “New Additional Senior Notes”) offered in exchange for Class No. 9 corporate bonds issued by the Issuer maturing on October 25, 2022 at a fixed interest rate of 9.75% nominal per annum for a nominal value in circulation of US$ 24,645,000 (the “Existing Senior Notes”) to be issued within the framework of the global bond issuance program simple negotiable (not convertible into shares) for a nominal value of up to US$ 750,000,000 (or its equivalent in other currencies) (the “Program”), in accordance with the terms and general conditions detailed in the prospectus of the Program dated April 11, 2022 (the "Prospectus") and in accordance with the terms of the prospectus and exchange supplement dated 23 September 2022 (the “Supplement”), supplemented by the exchange notice dated September 23 September 2022 (the “Exchange Notice”).

It is hereby reported that on October 21, 2022, at 6:00 p.m. time of the City of Buenos Aires, in accordance with the provisions of the Supplement, the Exchange Offer has ended pending the occurrence of the Expiration Date.

The final tender results are as follows:

a)	Amount of Existing Notes tendered for exchange at the Expiration Date: U.S.$ 4.029.000 in aggregate principal amount of Existing Notes, representing 16,35% of the aggregate principal amount of the Existing Notes outstanding.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

b)	Par value of the Additional New Notes to be issued: U.S.$ 2.538.270 aggregate principal amount of the New Notes.
c)	Outstanding par value of the Existing Notes after the Issuance Date and Settlement Date: U.S.$ 20.616.000 aggregate principal amount of the Existing Notes.
d)	Issue price of the Additional New Notes: 100%.
e)	Interest rate of the Additional New Notes: rate of 9.75% per annum.
f)	Issuance Date and Settlement Date: the Additional New Notes will be issued on October 24, 2022. On the Settlement Date, the Company will pay the Exchange Consideration and make the Accrued Interest Payment (as defined in the Exchange Offer Memorandum). The Company will pay for each U.S.$1,000 principal amount of Existing Notes tendered and accepted for exchange on or prior to the Early Tender Date U.S.$630 principal amount of Additional New Notes (the “Additional New Notes Consideration”) and U.S.$400 Cash Consideration. In addition, the Company will pay in cash the applicable Accrued Interest Payment (net of, as to each U.S.$1,000 principal amount of Existing Notes validly tendered and accepted for exchange, an amount equal to interest accrued on the Additional New Notes delivered as the Additional New Notes Consideration in exchange therefor from May 12, 2022 to, but not including, the Settlement Date).
g)	Interest Payment Dates of the Additional New Notes: will be payable on May 12 and November 12 of each year, commencing on November 12, 2022, provided that if any Interest Payment Date would fall on a day other than a Business Day, such Interest Payment Date shall be the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, as applicable, with no accrual of interest for the period between such date and such immediately succeeding Business Day.
h)	Final Maturity Date of the Additional New Notes: May 12, 2025.
i)	Average life of the Additional New Notes until Final Maturity Date: 2 years, 6 months and 16 days.
j)	Duration of the Additional New Notes: 2.66 years.
k)	Repayment of the Additional New Notes: in one payment on the Final Maturity Date.
l)	CUSIP Number of the Additional New Notes (144A and Reg S): 29244A AL6 / P3710F AM6.
m)	ISIN Number of the Additional New Notes (144A and Reg S): US29244AAL61 / USP3710FAM60.
n)	Temporary CUSIP Number of the Additional New Notes (Reg S): P3710F AP9.
o)	Temporary ISIN Number of the Additional New Notes (Reg S): USP3710FAP91.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

Capitalized terms used herein and not specifically defined hereunder have the meanings assigned to them in the Exchange Offer Memorandum.

Yours faithfully,

María José van Morlegan
Chief Legal Officer
Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: Ocotber 21, 2022